UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

IF Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

44951J105
(CUSIP Number)

October 22, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44951J105	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Tontine Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 175,821
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 175,821
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,821
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.43%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 44951J105	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Tontine Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 175,821
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 175,821
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,821
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.43%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 44951J105	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Tontine Asset Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,201
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,201
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,201
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.22%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 44951J105	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 183,022
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 183,022
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,022
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.65%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 44951J105	13G	Page 6 of 11 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is IF Bancorp, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company’s principal executive offices are located at 201 East Cherry Street, Watseka, Illinois 60970.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by:

(i)	Tontine Financial Partners, L.P., a Delaware limited partnership (“TFP”) with respect to the shares of Common Stock directly owned by it;
(ii)	Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware (“TM”), which serves as general partner of TFP, with respect to the shares of Common Stock directly owned by TFP;
(iii)	Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware (“TAA”), which serves as general partner of Tontine Capital Overseas Master Fund II, LP (“TCOM II”), with respect to the shares of Common Stock directly owned by TCOM II; and
(iv)	Jeffrey L. Gendell, a United States citizen (“Mr. Gendell”), who serves as the Managing Member of TM and TAA, with respect to the shares of Common Stock owned directly by TFP and TCOM II.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.

Item 2(c).	CITIZENSHIP
See Item 2(a) above.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $0.01 par value (the “Common Stock”).

Item 2(e).	CUSIP NUMBER
44951J105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	OWNERSHIP

A.	Tontine Financial Partners, L.P.
	(a)	Amount beneficially owned: 175,821
	(b)	Percent of class: 5.43%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 3,240,376 shares of Common Stock issued and outstanding as of November 5, 2020, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2020 filed with the Securities and Exchange Commission on November 12, 2020.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 175,821
		(iii)	Sole power to dispose or direct the disposition of: -0-
		(iv)	Shared power to dispose or direct the disposition of: 175,821

B.	Tontine Management, L.L.C.
	(a)	Amount beneficially owned: 175,821
	(b)	Percent of class: 5.43%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 175,821
		(iii)	Sole power to dispose or direct the disposition of: -0-
		(iv)	Shared power to dispose or direct the disposition of: 175,821

C.	Tontine Asset Associates, LLC
	(a)	Amount beneficially owned: 7,201
	(b)	Percent of class: 0.22%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 7,201
		(iii)	Sole power to dispose or direct the disposition of: -0-
		(iv)	Shared power to dispose or direct the disposition of: 7,201

CUSIP No. 44951J105	13G	Page 9 of 11 Pages

D.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 183,022
	(b)	Percent of class: 5.65%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 183,022
		(iii)	Sole power to dispose or direct the disposition of: -0-
		(iv)	Shared power to dispose or direct the disposition of: 183,022

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
TM, the general partner of TFP, has the power to direct the affairs of TFP, including directing the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by TFP. TAA, the general partner of TCOM II, has the power to direct the affairs of TCOM II, including directing the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by TCOM II. Mr. Gendell is the Managing Member of TM and TAA and in that capacity directs their operations.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

CUSIP No. 44951J105	13G	Page 10 of 11 Pages

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 44951J105	13G	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 27, 2020

/s/ Jeffrey L. Gendell
Jeffrey L. Gendell, individually, and as managing member of Tontine Management, L.L.C., for itself and as the general partner of Tontine Financial Partners, L.P., and as managing member of Tontine Asset Associates, LLC

Exhibits:

Exhibit A – Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: November 27, 2020

/s/ Jeffrey L. Gendell
Jeffrey L. Gendell, individually, and as managing member of Tontine Management, L.L.C., for itself and as the general partner of Tontine Financial Partners, L.P., and as managing member of Tontine Asset Associates, LLC